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                                                                     EXHIBIT 3.5

              HOLT PUBLIC STORAGE, INC. ARTICLES OF INCORPORATION
   (Composite including all amendments and restatements through July 31, 2002)


Article 1.        The name of the corporation is:  Holt Public Storage, Inc.

Article 2.        The period of existence shall be:  Perpetual.

Article 3. The purposes shall be to engage in any lawful activities authorized by Chapter 180 of the Wisconsin Statutes.

Article 4. The number of shares which it shall have authority to issue, itemized by classes, par value of shares, shares without par value, and series, if any, with a class, is:

                                Series                           Par value per share or statement that
                     Class     (If any)     Number of shares         shares are without par value
                     -----     --------     ----------------         ----------------------------
                     Common                       2800                       no par value

Article 5. The preferences, limitation, designation, and relative rights of each class or series of stock are: None.

Article 6. The registered office address is 23000 Roundy Drive, Pewaukee, WI 53072.

Article 7.        Name of registered agent at such address is: Edward G. Kitz.

Article 8. The number of directors constituting the board of directors shall be fixed by by-law.

Article 9. The names of the initial directors are: Ricky L. Brown, Monica L. Consonery, Robert G. Turcott.

Article 10.       Indemnification Of Directors, Officers And Representatives:

                  Each director, each officer and each other person who may have acted as a representative of the company at its request, and his heirs, executors and administrators, shall be indemnified by the company against any costs and expenses, including counsel fees, reasonably incurred in connection with any civil, criminal, administrative or other claim, action, suit or proceeding in which he or they may become involved or with which he or they may be threatened, by reason of his being or having been a director or officer of the company or by reason of his serving or having served any corporation, trust, committee, firm or other organization as director, officer, employee, trustee, member or otherwise at the request of the company, and against any payments in settlement of any such claim, action, suit or proceeding or in satisfaction of any related judgment, fine or

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               penalty, except costs, expenses or payments in relation to any matter as to which he shall be finally adjudged derelict in the performance of his duties to the company, or in relation to any matter as to which there has been no adjudication with respect to his performance of his duties to the company unless the company shall receive an opinion from independent counsel that the director, officer or representative has not so been derelict. In the case of criminal action, suit or proceeding, a conviction of judgment (whether after trial or based on a plea of guilty or nolo contendere or its equivalent) shall not be deemed an adjudication that the director, officer or representative was derelict in the performance of his duties to the company if he acted in good faith in what he considered to be the best interests of the company and with no reasonable cause to believe the action was illegal. The foregoing right of indemnification shall not be exclusive of other rights to which directors, officers and others may be entitled as a matter of law or otherwise.

Article 11. These articles may be amended in the manner authorized by law at the time of amendment.

Article 12.    The name and address of incorporator (or incorporators) are:
               Robert G. Turcott, 23000 Roundy Drive, Pewaukee, WI 53072.

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